Exhibit 99.1
FORM 51-102F3
Material Change Report

Item 1                              Name and Address of Company

Aurinia Pharmaceuticals Inc. (the "Company")
#1203-4464 Markham Street
Victoria, BC A1 V8Z 7X8

Item 2                               Date of Material Change

December 22, 2016

Item 3                               News Release

A news release was issued and disseminated by the Company through Business Wire on December 22, 2016.

Item 4                               Summary of Material Change
The Company announced that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC acting as sole book-running manager, and Cormark Securities Inc., as co-manager (collectively, the "Underwriters"), under which the Underwriters have agreed to purchase 11,111,111 units from the Company (the "Units") at the price of US$2.25 per Unit (the "Issue Price") for aggregate gross proceeds of approximately US$25.0 million (the "Offering"), before underwriter fees and expenses.  Each Unit consists of one common share of the Company (a "Share") and one-half of a warrant to buy one Share, with an exercise price of US$3.00 per whole warrant (a "Warrant").  The Warrants have an exercise period of 5 years after the closing of the Offering.

Item 5                               Full Description of Material Change
The Company announced that it has entered into an underwriting agreement with the Underwriters, under which the Underwriters have agreed to purchase 11,111,111 Units at the price of US$2.25 per Unit for aggregate gross proceeds of approximately US$25.0 million, before underwriter fees and expenses.  Each Unit consists of one Share and one-half of a Warrant.  The Warrants have an exercise period of 5 years after the closing of the Offering.
The Company has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase up to an additional 1,666,666 Units at the Issue Price per Unit (which may be exercised for Units, Shares, Warrants or a combination thereof), for a period of up to 30 days, for additional aggregate proceeds to the Company of up to approximately US$3.75 million.  In the event the Over-Allotment Option is exercised in full, the aggregate gross proceeds to the Company will be approximately US$28.8 million.

The closing of the Offering is expected to occur on or about December 28, 2016, subject to customary closing conditions, including NASDAQ and TSX approvals.  For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NASDAQ. The Company intends to use the net proceeds of the Offering for research and development activities, including LN Phase 3 clinical trial activities, and working capital purposes.
The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the "SEC") on November 5, 2015 (the "Registration Statement"), and the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") dated October 16, 2015. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the "Offering Documents") will be filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States.

Item 5.2                          Disclosure of Restructuring Transactions

Not applicable.

Item 6                               Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                               Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8                               Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer
250-415-9713
mmartin@auriniapharma.com

Item 9                               Date of Report

January 3, 2017